                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
         UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO.....)*

                       KIWI International Air Lines, Inc.
                                (NAME OF ISSUER)

                       Class C Common Stock, no par value
                         (TITLE OF CLASS OF SECURITIES)

                                      None
                                 (CUSIP NUMBER)

                            George E.B. Maguire, Esq.
           Debevoise & Plimpton, 875 Third Avenue, New York, NY 10022
                                 (212) 909-6000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  July 1, 1996
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

- ------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                   The Exhibit Index is located on page 19.

                              Page 1 of 19 Pages

(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Recovery Equity Investors II, L.P.; 94-3195147

- ------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [   ]
                                                                   (b) [ x ]
- ------------------------------------------------------------------------------
(3)      SEC USE ONLY

- ------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         WC

- ------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [   ]

- ------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

- ------------------------------------------------------------------------------
NUMBER OF SHARES        (7)     SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               10,000,000 Shares of Class C Common Stock
PERSON
                        ----------------------------------------------------
                        (8)     SHARED VOTING POWER

                                None

                        ----------------------------------------------------
                        (9)     SOLE DISPOSITIVE POWER

                                10,000,000 Shares of Class C Common Stock

                        ----------------------------------------------------
                        (10)    SHARED DISPOSITIVE POWER

                                None

- ------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,000,000 Shares of Class C Common Stock

- ------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       [   ]
- ------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         84.6%*

- ------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON

         PN

- -------------------
*        See response to Item 5 below.


                              Page 2 of 19 Pages

(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Recovery Equity Partners II, L.P.; 94-3195148

- ------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [   ]
                                                                  (b) [ x ]
- ------------------------------------------------------------------------------
(3)      SEC USE ONLY

- ------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         WC

- ------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [   ]

- ------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

- ------------------------------------------------------------------------------
NUMBER OF SHARES           (7)     SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                  10,000,000 Shares of Class C Common Stock
PERSON
                           ----------------------------------------------------
                           (8)     SHARED VOTING POWER

                                   None

                           ----------------------------------------------------
                           (9)     SOLE DISPOSITIVE POWER

                                   10,000,000 Shares of Class C Common Stock

                           ----------------------------------------------------
                           (10)    SHARED DISPOSITIVE POWER

                                   None

- ------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,000,000 Shares of Class C Common Stock

- ------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [   ]
- ------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         84.6%*

- ------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON

         PN

- --------
*        See response to Item 5 below.


                              Page 3 of 19 Pages

(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joseph James Finn-Egan; ###-##-####

- ------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [   ]
                                                                 (b) [ x ]
- ------------------------------------------------------------------------------
(3)      SEC USE ONLY

- ------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         WC

- ------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]

- ------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States Citizen

- ------------------------------------------------------------------------------
NUMBER OF SHARES       (7)     SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING              None
PERSON
                       ----------------------------------------------------
                       (8)     SHARED VOTING POWER

                               10,000,000 Shares of Class C Common Stock

                       ----------------------------------------------------
                       (9)     SOLE DISPOSITIVE POWER

                               None

                       ----------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                               10,000,000 Shares of Class C Common Stock

- ------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,000,000 Shares of Class C Common Stock

- ------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [   ]
- ------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         84.6%*

- ------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON

         IN

- --------
*        See response to Item 5 below.


                              Page 4 of 19 Pages

(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jeffrey A. Lipkin; ###-##-####

- ------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [   ]
                                                                 (b) [ x ]
- ------------------------------------------------------------------------------
(3)      SEC USE ONLY

- ------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

         WC

- ------------------------------------------------------------------------------
(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]

- ------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States Citizen

- ------------------------------------------------------------------------------
NUMBER OF SHARES         (7)     SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                None
PERSON
                         ----------------------------------------------------
                         (8)     SHARED VOTING POWER

                                 10,000,000 Shares of Class C Common Stock

                         ----------------------------------------------------
                         (9)     SOLE DISPOSITIVE POWER

                                 None

                         ----------------------------------------------------
                         (10)    SHARED DISPOSITIVE POWER

                                 10,000,000 Shares of Class C Common Stock

- ------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,000,000 Shares of Class C Common Stock

- ------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                     [   ]
- ------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         84.6%*

- ------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON

         IN

- --------
*        See response to Item 5 below.


                              Page 5 of 19 Pages

                       CONTINUATION PAGES OF SCHEDULE 13D
                  FILED BY RECOVERY EQUITY INVESTORS, II, L.P.;
                        RECOVERY EQUITY PARTNERS II, L.P.
                               JOSEPH J. FINN-EGAN
                                JEFFREY A. LIPKIN

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the Class C Common Stock, no par value (the "Class C Common Stock"), of KIWI International Air Lines, Inc., a New Jersey corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Hemisphere Center, U.S. 1 & 9 South, Newark, New Jersey 07114-0006.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This statement is filed by:

                  (a) Recovery Equity Investors II, L.P., a Delaware limited partnership ("REI"). REI is a private venture capital partnership. The business address of REI is 901 Mariner's Island Blvd., Suite 465, San Mateo, California 94404-1592.

                  (b) Recovery Equity Partners II, L.P., a Delaware limited partnership ("REP"), and REI's sole general partner. REP's sole function is to act as the general partner of REI. The business address of REP is 901 Mariner's Island Blvd., Suite 465, San Mateo, California 94404-1592.

                  (c) Joseph J. Finn-Egan, a general partner of REP. Mr. Finn-Egan's principal occupation is his position as general partner of REP. The address of Mr. Finn-Egan's principal business and his principal office is 901 Mariner's Island Blvd., Suite 465, San
         Mateo, California 94404-1592. Mr. Finn-Egan is a United States citizen.

                  (d) Jeffrey A. Lipkin, a general partner of REP. Mr. Lipkin's principal occupation is his position as a general partner of REP. The address of Mr. Lipkin's principal business and of his principal office is 901 Mariner's Island Blvd., Suite 465, San Mateo, California 94404-1592. Mr. Lipkin is a United States citizen.

                  During the last five years, none of REI, REP, Mr. Finn-Egan nor Mr. Lipkin has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities


                              Page 6 of 19 Pages
subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On July 1, 1996, pursuant to a Convertible Note Purchase and Option Agreement, dated as of July 1, 1996 (the "Purchase Agreement"), between the Issuer and REI, REI purchased:

          (a) for a purchase price of $1,995,000, an aggregate $2,000,000 principal amount of the Issuer's 6% Convertible Unsecured Notes due March 15, 1997 (such class of notes, the "Convertible Notes", and the Convertible Notes purchased by REI on July 1, 1996, the "Initial Convertible Notes"), and

         (b) for a purchase price of $5,000, the option to purchase on the terms provided in the Purchase Agreement the following securities of the Issuer (such securities, the "Additional Securities"):

                  (i) for a purchase price of $2,000,000, an additional $2,000,000 aggregate principal amount of Convertible Notes (the "Additional Convertible Notes"),

                  (ii) for a purchase price of $6,000,000, that number of shares of the Issuer's Class A Convertible Preferred Stock, no par value, to be authorized by the Issuer (such class of preferred stock, the "Preferred Stock", and the shares of Preferred Stock purchasable as described in this clause (ii), the "Preferred Shares"), equal to (x) 6,000,000 divided by (y) the Conversion Price (as defined below) in effect under the Convertible Notes at the time of issuance of the Preferred Shares, and

                   (iii) in certain circumstances, in lieu of all or a portion of the Preferred Shares, for a purchase price equal to the principal amount thereof, additional Convertible Notes (the "Substitute Convertible Notes") in an aggregate principal amount equal to (x) the number of Preferred Shares in lieu of which such Convertible Notes are being purchased, multiplied by
                           (y) the Conversion Price then in effect.

                  The funds used to purchase the Initial Convertible Notes were obtained, and the funds used to purchase any Additional Securities will be obtained, from the working capital of REI.

                  The Convertible Notes are convertible at any time prior to maturity (A) if the Preferred Stock has not been authorized, into shares of Class C Common Stock, and (B) if the Preferred Stock has been authorized, into shares of Preferred Stock. Shares of Preferred Stock, when authorized and issued, will be convertible at any time into shares of Class C


                              Page 7 of 19 Pages

Common Stock. In the case of both the Convertible Notes and the Preferred Stock, the conversion price will be $1.00 per share, subject to adjustment (as so adjusted from time to time, the "Conversion Price") for issuances on and after July 1, 1996 below the Conversion Price in effect at the time of such issuances. Convertible Notes are convertible into that number of shares of Class C Common Stock or Preferred Stock, as the case may be, equal to (x) the principal amount of Convertible Notes being converted divided by (y) the Conversion Price then in effect. Shares of Preferred Stock will be convertible into that number of shares of Class C Common Stock equal to (x) the number of shares of Preferred Stock being converted multiplied by the Conversion Price in effect at the time such shares of Preferred Stock were issued divided by (y) the Conversion Price then in effect.

                  Upon conversion of Convertible Notes or shares of Preferred Stock, no additional consideration will be given other than the surrender of the Convertible Notes or shares of Preferred Stock so converted.

ITEM 4.           PURPOSE OF TRANSACTIONS.

                  REI entered into the Purchase Agreement and purchased the Initial Convertible Notes and the options to acquire the Additional Securities in connection with REI's general investment activities.

                  The Purchase Agreement sets forth the terms and conditions on which REI may purchase the Additional Securities. If REI elects to purchase the Additional Convertible Notes, notice must be given to the Issuer prior to January 1, 1997. REI may exercise its option to purchase the Preferred Shares only if it has exercised its option to purchase the Additional Convertible Notes and notice must be given to the Issuer prior to March 16, 1997. If REI elects to purchase the Preferred Shares and the issuance of any of the Preferred Shares would result in a breach of any Foreign Ownership Restriction (as defined below) in effect at the time of such issuance, REI may elect to purchase Substitute Convertible Notes in lieu of any Shares the issuance of which would result in such breach. In addition, if REI elects to purchase the Preferred Shares and the Issuer shall have failed to authorize the Preferred Stock, REI may elect to purchase, in lieu of the Preferred Shares, Substitute Convertible Notes.

                  The Preferred Stock has not yet been authorized and there is currently available for issuance upon conversion of Convertible Notes not more than 5,250,000 authorized and unissued shares of Class C Common Stock that are not currently reserved for specific purposes other than issuance upon conversion of Convertible Notes. The Issuer has agreed pursuant to the Purchase Agreement to submit to its annual meeting of shareholders (expected to occur prior to September 1, 1996), and recommend for approval, a Restated Certificate of Incorporation in the form attached to the Purchase Agreement as Exhibit B thereto (the "Restated Certificate"), providing for, among other things, authorization of the Preferred Stock and an increase in its authorized Class C Common Stock sufficient to provide for the issuance and conversion of the Preferred Shares and the conversion of the Convertible Notes and any shares of Preferred Stock issuable upon conversion of the


                              Page 8 of 19 Pages

Convertible Notes. The Issuer has also agreed to submit to a special meeting of its Board of Directors, and recommend for approval, Restated By-Laws in the form attached to the Purchase Agreement as Exhibit C thereto (the "Restated By-Laws").

                  The right to convert Convertible Notes, the right to purchase the Preferred Shares and the right to convert shares of Preferred Stock are limited by the terms of the Convertible Notes, the Purchase Agreement and the Restated Certificate, respectively. Pursuant to these limitations, no holder may convert Convertible Notes or Preferred Stock and REI may not acquire any portion of the Preferred Shares, if the issuance of shares of Class C Common Stock or Preferred Stock, as the case may be, would result in a breach of any United States statutory or United States Department of Transportation regulatory restrictions on foreign ownership or control of the Issuer or its securities, which breach would result in the loss of the Issuer's operating certificates or authorities (such statutory and regulatory restrictions, "Foreign Ownership Restrictions"). Generally, Foreign Ownership Restrictions currently in effect require that persons who are not "citizens of the United States" for the purpose of such Foreign Ownership Restrictions ("U.S. Citizens"), in the aggregate, not own more than 25% of the voting securities, of a United States air carrier such as the Issuer, that the President and two-thirds or more of the board of directors and other managing officers of the United States air carrier be U.S. Citizens and that persons who are not U.S. citizens not otherwise have the ability to exert significant control over the United States air carrier. REI, although a Delaware limited partnership, as a result of the ownership of certain of its limited partnership interests, might not currently be considered a U.S. Citizen. Accordingly, REI's right to convert Convertible Notes and shares of Preferred Stock and to purchase the Preferred Shares would be subject to the limitations described above. Pursuant to the Purchase Agreement, the Issuer has agreed to limit ownership of its equity securities by persons other than REI who are not U.S. Citizens to not more than 10% of its total outstanding equity.

                  The Issuer has agreed in the Purchase Agreement to use its efforts to complete the offering and sale of certain additional securities, including (a) an aggregate $2,000,000 principal amount of its 10% Convertible Unsecured Notes, convertible into shares of Common Stock at a conversion price of $1.00 per share, (b) approximately 6,400,000 shares of Common Stock issuable to its current shareholders and warrantholders, (c) securities other than Preferred Stock in connection with an investment or investments by certain qualified investors on terms no more favorable to such investors than those applicable to REI (a "Qualified Transaction") and (d) subordinated debt securities on terms reasonably satisfactory to REI and the Issuer to be issued in connection with financing provided by a major aircraft manufacturer.
The Issuer is restricted by the terms of the Purchase Agreement from soliciting or engaging in any other transactions involving the issuance of its securities in transactions involving in the aggregate more than $1,000,000, except additional issuances, subject to certain limitations, pursuant to grants under its employee stock purchase or option plans at a price per share equal to or greater than the Conversion Price in effect at the time of such grants.


                              Page 9 of 19 Pages

                  The Issuer has further agreed in the Purchase Agreement that until the Restated Certificate becomes effective, it will not engage in, and its Board of Directors will not approve, any transaction (a "Specified Corporate Transaction") (x) which would impair REI's right to have issued to it the Preferred Shares, any shares of Preferred Stock issuable upon conversion of Convertible Notes or any shares of Class C Common Stock issuable upon conversion of Preferred Stock, (y) any transaction that would constitute a "Business combination" as defined in N.J.S.A. 14A:10A-3 if entered into with an "Interested stockholder" as defined in N.J.S.A. 14A:10A-3, or (z) involving the issuance of shares of Class C Common Stock, or requiring that any shares of Class C Common Stock be reserved for issuance, unless such transaction referred to in this clause (z) is conditioned upon the effectiveness of the Restated Certificate.

                  Pursuant to the Restated Certificate, the holders of Preferred Stock will have the right, subject to certain exceptions, to purchase their pro rata share of any preferred or common securities offered by the Issuer in any private unregistered transaction prior to a Qualifying Public Offering (as defined below).

                  The terms of the Convertible Notes and the terms of the Preferred Stock both prohibit the Issuer from (a) issuing any equity securities, or any rights, options or warrants to acquire any equity securities that are senior to, or (except in a Qualified Transaction) pari pasu with, the Preferred Stock, (b) prior to the termination of the Voting Trust Agreement (as defined below), except in a Qualified Transaction, incurring more than an additional aggregate $1,000,000 of indebtedness for borrowed money (other than refinancings of debt outstanding on July 1, 1996) unless the Issuer's ratio of "Earnings Before Fixed Charges and Taxes" to "Fixed Charges" on a pro forma basis and based on the Issuer's annualized performance over the preceding six months is
1.25 to 1 or greater and (c) engaging in any merger or consolidation, liquidation or sale or other disposition of all or substantially all of its assets.

                  In addition, the occurrence of a "Change of Control" or a "Material Sale Transaction" will constitute an event of default under the Convertible Notes and require, at the holder's option, the redemption of outstanding shares of Preferred Stock. For the purposes of the Convertible Notes and the Preferred Stock, a "Change of Control" will be deemed to have occurred upon the acquisition by an individual or group (other than REI Holders and their transferees) of 40% or more of the combined voting power of the Issuer's outstanding voting securities or if the Issuer's current Directors or approved successors cease to constitute a majority of the Board of Directors. A
"Material Sale Transaction" is a transaction which has not been approved by a majority of the REI Directors (as defined below) then serving on the Issuer's Board of Directors involving a sale or other disposition by the Issuer of 25% or more of its aircraft fleet or operational rights at any airport (or group of airports within any 12-month period) representing 25% or more of its gross revenues for the preceding 12 months.

                  In connection with the issuance of the Initial Convertible Notes to REI, two persons designated by REI were appointed to the Board of Directors. The Issuer has agreed in the Purchase Agreement that, for so long as REI, or any affiliate wholly-owned by REI or


                              Page 10 of 19 Pages
any of REI's partners (each, an "REI Holder"), hold any Convertible Notes or shares of Class C Common Stock issued upon conversion of Convertible Notes and no shares of Preferred Stock have been issued or the Preferred Stock no longer has the right, as a class, to elect a specified number of Directors, the Issuer will cause to be nominated for Director (i) prior to January 1, 1998, two nominees designated by the REI Holders and (ii) thereafter, three nominees designated by the REI Holders, provided that, following the occurrence of a registered public offering of the Issuer's common stock in which the Issuer receives gross proceeds of at least $15,000,000 (a "Qualifying Public Offering"), the number of Directors which may be designated by REI Holders will not exceed more than one Director for each 10% of the Issuer's outstanding common stock beneficially owned by the REI Holders. The Issuer is restricted by the terms of the Purchase Agreement from granting, prior to a Qualifying Public Offering, other special Board representation rights, except rights granted to employee shareholders providing for the designation of one nominee Director for each 10% of the Issuer's outstanding common stock held by employee shareholders at the time of such designation and as may otherwise be approved by the Issuer's Board of Directors, including a majority of the REI Directors.

         REI has agreed in the Purchase Agreement that, for so long as shares of Class C Common Stock or (if the Preferred Stock no longer has the right, as a class, to elect a specified number of Directors) Preferred Stock are held by any REI Holder and a Qualifying Public Offering has not occurred, such REI Holder will vote for the nominees for 3 director positions nominated by Directors other than those Directors (the "REI Directors") designated by REI Holders or elected by the holders of Preferred Stock voting as class.

                  The composition of the Issuer's Board of Directors will be amended by the Restated Certificate. From the effectiveness of the Restated Certificate until January 1, 1998, the Board of Directors shall consist of not fewer than 14 nor more than 19 directors, as determined from time to time by resolution of the Board of Directors. On and after January 1, 1998, the Board of Directors shall consist of either 9, 12 or 15 directors, as determined from time to time by resolution of the Board of Directors. Effective as of the 1998 annual meeting of shareholders, the Board of Directors will be classified into three classes serving staggered three-year terms. Pursuant to the Restated Certificate, until more than 50% of the Preferred Stock issued by the Issuer shall have been converted to Class C Common Stock, the holders of Preferred Stock will have the right, as a class, to elect two Directors prior to January 1, 1998 and thereafter Directors constituting one-third of the Board of Directors, which Directors will be distributed among the classes of Directors so as to be serving staggered three-year terms.

                  As of the effective date of the Restated Certificate, the aggregate number of shares which the Issuer shall have authority to issue will be 74,000,000, which will include 12,000,000 shares of Preferred Stock, 15,000,000 shares of Class A Common Stock, no par value (the "Class A Common Stock"), 26,000,000 shares of Class C Common Stock and 21,000,000 shares without designation. The terms of the Class A Common Stock will be amended upon effectiveness of the Restated Certificate to provide for the automatic conversion as of January 1, 1998 on a share-for-share basis of all outstanding shares of Class A Common Stock into shares of Class C Common


                              Page 11 of 19 Pages

Stock. Upon such conversion, the Class A Common Stock will be eliminated. The Class B and Class D Shares will be eliminated effective upon the filing of the Restated Certificate.

                  The holders of the Issuer's shares of Class A Common Stock are party to a Voting Trust Agreement, dated October 1, 1992 (the "Voting Trust Agreement"), under which those Directors who are holders of shares of Class A Common Stock act as voting trustees (the "Voting Trustees"). Pursuant to the Voting Trust Agreement, the Voting Trustees have the power to vote all outstanding shares of Class A Common Stock on any matter requiring the vote of such class of securities. The Voting Trustees have agreed pursuant to the Purchase Agreement not to consent to any extension of the Voting Trust Agreement beyond its initial term ending December 31, 1997. The Voting Trustees have also agreed in the Purchase Agreement (a) to approve the Restated Certificate at the annual meeting of shareholders, (b) prior to the effectiveness of the Restated Certificate, not to approve any Specified Corporate Transaction, (c) not to solicit any transaction which the Issuer is prohibited from soliciting or entering into as described above and (d) prior to January 1, 1998, to vote for the nominees for Director designated by the REI Holders as described above.

                  In connection with the purchase of the Initial Convertible Notes and the option to purchase the Additional Securities, REI and the Issuer entered into a Registration Rights Agreement, dated as of July 1, 1996 (the "Registration Rights Agreement"), pursuant to which REI and its assignees have the right, after the occurrence of a Qualifying Public Offering, to 3 demand registrations and unlimited piggy-back registrations of shares of Class C Common Stock issuable upon conversion of the Convertible Notes and Preferred Stock.

                  REI has agreed in the Purchase Agreement not to transfer any Convertible Notes except to certain qualified holders and not to transfer to any industry competitor of the Issuer unless the Issuer's Board of Directors has approved such transfer or the issuance to such competitor of other securities of the Issuer. In addition, REI has agreed that, prior to the earlier to occur of (a) July 1, 2002 and (b) a Qualifying Public Offering, it will not transfer to a third party (other than an REI Holder) any shares of Preferred Stock or shares of Class C Common Stock issued upon conversion of Convertible Notes or Preferred Stock without first offering such shares to the Issuer.

                  Except as described in this Item 4, none of REI, REP, Mr. Finn-Egan nor Mr. Lipkin have any current plans or proposals which relate or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

         (c) a sale or transfer of a material amount of assets of the Issuer;


                              Page 12 of 19 Pages

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated above.

                  Copies of the Purchase Agreement, the Initial Convertible Note, the form of Convertible Note, the form of Restated Certificate, the form of Restated By-Laws and the Registration Rights Agreement are attached hereto as Exhibits 1, 2, 3, 4, 5 and 6, respectively, and the foregoing descriptions of each such document are subject to and qualified in their entirety by reference to each such document.

ITEM 5            INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number of shares of Class C Common Stock beneficially owned by each Reporting Person as of July 1, 1996 is 10,000,000, or approximately 84.6% of such class of securities. The number of shares of Class C Common Stock, and the percentage of such class of securities, beneficially owned by the Reporting Person reflects the acquisition of all of the Additional Securities. Without taking into account the Additional Securities, the aggregate number of shares of Class C Common Stock beneficially owned by each Reporting Person as of July 1, 1996 is 2,000,000, or approximately 52.3% of such class of securities. Assuming the conversion of all outstanding shares of Class A Common Stock into an equal number of shares of Class C Common Stock, the percentage of Class C Common Stock beneficially owned by each Reporting Person as of July 1, 1996 would be approximately 72.3%, taking into account all Additional Securities, and approximately 34.3%, without regard to the Additional Securities.


                              Page 13 of 19 Pages

                  REI's beneficial ownership of Class C Common Stock may be limited by the terms of the Convertible Notes, the Purchase Agreement and the Restated Certificate to the extent such beneficial ownership would result in a breach of Foreign Ownership Restrictions, as described in Item 4 above. In addition, such beneficial ownership will be limited until the effectiveness of the Restated Certificate by the fact that the Preferred Stock has not yet been authorized and there is currently a limited number of shares of Class C Common Stock available for issuance upon conversion of Convertible Notes, as described in Item 4 above.

                  (b) See the responses of each Reporting Person to Items (7) through (11) of the portions of the cover page of this Schedule 13D which relate to shares of Class C Common Stock beneficially owned by such Reporting Person.

                  The possible limitations on beneficial ownership of Class C Common Stock referred to in the preceding paragraph (a) may also limit REI's right to vote shares of Class C Common Stock .

                  (c)  Not applicable.

                  (d)  Not applicable.

                  (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  See the response to Item 4 above.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  The following are filed herewith as Exhibits to this Schedule 13D:

                  1. Convertible Note Purchase and Option Agreement, dated as of July 1, 1996, between the Issuer and REI (with Exhibits attached thereto).

                  2.       Initial Convertible Note.

                  3.       Form of Convertible Note (included as Exhibit A-1 to
                           Exhibit 1 hereto).

                  4. Form of Restated Certificate of Incorporation of the Issuer (included as Exhibit B to Exhibit 1 hereto).

                  5. Form of Restated By-Laws of the Issuer (included as Exhibit C to Exhibit 1 hereto)

                  6. Registration Rights Agreement, dated as of July 1, 1996, between the Issuer and REI.


                              Page 14 of 19 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with Recovery Equity Partners II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated: July 11, 1996

                                 RECOVERY EQUITY INVESTORS II, L.P.

                                 By:      Recovery Equity Partners II, L.P.,
                                             its sole general partner



                                          By:      Joseph J. Finn-Egan
                                                   --------------------
                                                   Joseph J. Finn-Egan
                                                   General Partner


                                          By:      Jeffrey A. Lipkin
                                                   ------------------
                                                   Jeffrey A. Lipkin
                                                   General Partner


                              Page 15 of 19 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Joseph J. Finn-Egan and Jeffrey A. Lipkin.

Dated: July 11, 1996

                                         RECOVERY EQUITY PARTNERS II, L.P.

                                         By:  Joseph J. Finn-Egan
                                              --------------------
                                              Joseph J. Finn-Egan
                                              General Partner

                                         By: Jeffrey A. Lipkin
                                             ---------------------
                                             Jeffrey A. Lipkin
                                             General Partner


                              Page 16 of 19 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P., and Jeffrey A. Lipkin.

Dated: July 11, 1996

                                                By:  Joseph J. Finn-Egan
                                                     --------------------
                                                     Joseph J. Finn-Egan


                              Page 17 of 19 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with Recovery Equity Investors II, L.P., Recovery Equity Partners II, L.P., and Joseph J. Finn-Egan.

Dated: July 11, 1996

                                                By:  Jeffrey A. Lipkin
                                                     ------------------
                                                     Jeffrey A. Lipkin


                              Page 18 of 19 Pages

                                EXHIBIT INDEX



Exhibit No.                                   Description



  1 Convertible Note Purchase and Option Agreement, dated as of July 1, 1996 between the Issuer and REI (with exhibits attatched thereto)


  2                                    Initial Convertible Note


  3                                    Form of Convertible Note (included as
                                       Exhibit A-1 to Exhibit 1 hereto)


  4 Form of Restated Certificate of Incorporation of the Issuer (included as Exhibit B to Exhibit 1 hereto)

  5 Form of Restated By-Laws of the Issuer (included as Exhibit C to Exhibit 1 hereto)


  6 Registration Rights Agreement, dated as of July 1, 1996, between the Issuer and REI




                             Page 19 of 19 Pages